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April 8, 2005

Ms. Cicely Luckey
Mail Stop 0409
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D. C. 20549

Re:	Arden Realty Limited Partnership, File No. 000-30571 Comment Letter Dated March 29, 2005

Dear Ms. Luckey:

          On behalf of Arden Realty Limited Partnership (the “Registrant”), we submit this letter in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated March 29, 2005. For your convenience, each of the Staff’s comments has been reprinted in italics below.

Consolidated Statements of Income, page F-3

1.	What is your basis in GAAP for presenting income from continuing operations before impairment on investment in securities and how does your presentation comply with Rule 5-03 of Regulation S-X and Item 10(e) of Regulation S-K? Prior to the impairment, where did you record any income / loss related to this investment?

          Response to Comment 1: Although the Registrant believes that the presentation of impairment on investment in securities set forth on its consolidated statement of income is consistent with GAAP and Rule 5-03 of Regulation S-X and complies with Item 10(e) of Regulation S-K, the Registrant acknowledges the Staff’s comment and hereby confirms that in future filings it will not present continuing operations before impairment on investment in securities on the face of its income statement. The Registrant believes that its presentation of the impairment loss in question is consistent with Item 9 of Rule 5-03—the loss has been presented as a non-operating item that is nevertheless included in income from continuing operations. Additionally, under paragraph 26 of Auditing Practices Board Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (“APB 30”), GAAP permits the Registrant, in its judgment, to separately report a material event or transaction that does not qualify as an extraordinary item, such as the subject impairment loss, as a component of income from continuing operations with appropriate footnote disclosure. The Registrant provided a separate subtotal for continuing operations before impairment on investment in securities because it believed that doing so provided readers of its financial

Ms. Cicely Luckey
April 8, 2005

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statements with information that is useful to investment decisions, in accordance with FASB Concept Statement No. 1 Objectives of Financial Reporting by Business Enterprises and FASB Concept Statement No. 2 Qualitative Characteristics of Accounting Information.

          In respect of the Staff’s inquiry regarding the historical treatment of this investment, the subject impairment loss relates to an investment in a non-publicly traded technology company that the Registrant had accounted for under the cost method because (i) such investment represented less than 6% of the subject company’s total outstanding equity, (ii) the Registrant did not control the company contractually and (iii) the Registrant did not exert significant influence over the company’s policies. Prior to the impairment reflected in the Registrant’s current income statement, the Registrant had not recorded any income or loss in respect of this investment, and such impairment represented the entire amount of the Registrant’s investment in this company.

          Finally, because the Registrant believes that the presentation of impairment on investment in securities set forth on its consolidated statement of income is consistent both with GAAP and Rule 5-03 of Regulation S-X, it does not believe that such line item represents a non-GAAP financial measure within the meaning of Item 10(e) of Regulation S-K. Moreover, the Registrant does not believe that the caption is similar to any commonly known non-GAAP financial measures and is unlikely to be confusing to investors or otherwise misleading in any way.

Exhibit 12.1

2.	How did you consider the guidance it Item 5.03(d)(1)(c) of Regulation S-K when including the results of discontinued operations within your calculation of ratio of earnings to fixed charges?

          Response to Comment 2: The Registrant acknowledges the Staff’s comment and hereby confirms that in future filings it will compute its ratio of earnings to fixed charges without including the results of discontinued operations. We have provided in Appendix A an example of revised disclosure to be made in future filings based on the Exhibit 12.1 originally filed with the Registrant’s Form 10-K for the year ended December 31, 2004. However, the Registrant wishes to supplementally advise the Staff that, in its view, the application of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS 144”), together with the black letter of Item 5.03(d)(1)(c) of Regulation S-K, produces a ratio of earnings to fixed charges that fails to accurately reflect the credit strength of companies, such as the Registrant, whose investment-grade credit enables them to finance a substantial portion of their real property acquisitions with unsecured loans. Specifically, beginning in 2002 under FAS 144, the definition of discontinued operations was expanded to include any component of a business with identifiable operations and cash flows. Under this expanded definition, an office property with its identifiable rent stream and expenses was determined to be a component that could be discontinued for financial reporting purposes under FAS 144. However, under FAS 144, debt and interest expense may only be classified as part of discontinued operations if the subject indebtedness is secured by the property sold or held for sale. Accordingly, when the Registrant seeks to sell a property that was acquired with unsecured

Ms. Cicely Luckey
April 8, 2005

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financing, all of the revenues generated by that property will be classified as discontinued operations, but no corresponding portion of the Registrant’s unsecured debt and interest expense will be similarly classified, resulting in a ratio of earnings to fixed charges that is distorted by an inaccurate reflection of the actual revenues and expenses attributable to that “discontinued” property. Perversely, the stronger the credit rating of the Registrant, and the more it is able to finance its portfolio of properties through unsecured debt, the greater this distortion will become. We note that each of these problems has arisen solely as a result of FAS 144. Previously, REITs were not required under APB 30 to classify properties held for sale as discontinued operations, because APB 30 took the narrower view that discontinued operations comprised such matters as the sale of subsidiaries or the discontinuation of lines of business. In light of the foregoing, the Registrant believes that, from time to time, it may be helpful to investors to highlight in the “MD&A” sections of its ’33 and ’34 Act filings the extent to which FAS 144 and the black letter of Item 5.03(d)(1)(c) of Regulation S-K distort the Registrant’s ratio of earnings to fixed charges and therefore impair such ratio’s utility to investors.

     Should you have any questions, please contact me by telephone at (213) 891-8640, by email at brad.helms@lw.com, or by fax at (213) 891-8763.

Very truly yours,

/s/ Bradley A. Helms

Bradley A. Helms
of LATHAM & WATKINS LLP

cc:	Mr. David Swartz, Arden Realty Inc.

APPENDIX A

REVISED

EXHIBIT 12.1

ARDEN REALTY LIMITED PARTNERSHIP
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS, EXCEPT RATIOS)

	ARDEN REALTY LIMITED PARTNERSHIP
	For the Years Ended December 31,
	2004		2003	2002	2001		2000
Earnings Available to Cover Fixed Charges:
Income From Continuing Operations	$42,118		$47,020	$61,673	$90,019		$91,388
Add:
Interest Expense(1)	88,856		93,093	87,827	85,949	(2)	78,495	(2)

Total Earnings Available to Cover Fixed Charges	$130,974		$140,113	$149,500	$175,968		$169,883

Fixed Charges:
Interest Expense(1)	$88,856		$93,093	$87,827	$85,949	(2)	$78,495	(2)
Interest Capitalized	936		2,496	5,646	6,638	(2)	11,841	(2)
Preferred Distributions	4,309	(3)	4,312	4,312	4,312		4,312

Total Fixed Charges	$94,101		$99,901	$97,785	$96,899		$94,648

Ratio of Earnings to Fixed Charges	1.39x		1.40x	1.53x	1.82x		1.79x

(1)	Excludes interest expense for a property currently classified as “held for disposition.”

(2)	Excludes approximately $2.5 million and $0.8 million of interest capitalized on an office property that was classified as part of discontinued operations for the years ended December 31, 2001 and 2000.

(3)	Includes approximately $1.1 million allocated to the preferred partners relating to the original issuance costs of the Preferred OP Units which were redeemed on September 28, 2004.